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**SECURI... ...ION**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65976 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___7/01/12___ AND ENDING ___06/30/13___
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plante Moran Insurance Agency Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___27400 Northwestern Highway___
(No. and Street)

___Southfield___      ___MI___      ___48034___
(City)          (State)       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Daniel J. Trotta___          ___248-603-5374___
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Moss Adams LLP___
(Name – if individual, state last, first, middle name)

___999 Third Avenue, Suite 2800___   ___Seattle___   ___WA___   ___98104___
(Address)          (City)      (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____Trevor D. Royston_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Plante Moran Insurance Agency Services, LLC_____ , as of _____June 30_____ , 20 _13___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





Report of Independent Registered
Public Accounting Firm and Consolidated
Statement of Financial Condition for

# Plante Moran Insurance Agency
# Services, LLC and Subsidiary

June 30, 2013

## MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

*Acumen. Agility. Answers.*

Report of Independent Registered
Public Accounting Firm and Consolidated
Statement of Financial Condition for

# Plante Moran Insurance Agency Services, LLC and Subsidiary

June 30, 2013

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

JUNE 30, 2013

TABLE OF CONTENTS



WWW.MOSSADAMS.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
Plante Moran Insurance Agency Services, LLC

## Report on Financial Statement

We have audited the accompanying consolidated financial statement of Plante Moran Insurance Agency Services, LLC and Subsidiary (collectively, the Company) which comprises the consolidated statement of financial condition as of June 30, 2013, and the related notes to the consolidated financial statement.

### *Management's Responsibility for the Financial Statement*

Management is responsible for the preparation and fair presentation of the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated financial statement that is free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

1



We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Plante Moran Insurance Agency Services, LLC and Subsidiary as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

*Moss Adams LLP*

Seattle, Washington
August 21, 2013

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 909,351 |
| RESTRICTED CASH | 1,724 |
| UNBILLED WORK IN PROCESS | 296,078 |
| TOTAL ASSETS | $ 1,207,153 |

LIABILITIES

| | |
|---|---|
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | $ 86,569 |
| DUE TO RELATED PARTY | 132,802 |
| TOTAL LIABILITIES | 219,371 |

EQUITY

| | |
|---|---|
| EQUITY | 987,782 |
| TOTAL LIABILITIES AND EQUITY | $ 1,207,153 |

*The accompanying notes are an integral part of this consolidated statement.*

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

### 1. ORGANIZATION

Plante Moran Insurance Agency Services, LLC (PMIA), a Michigan Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC), in the States of Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services and products to its clients. PMIA shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. PMIA is considered an "other broker-dealer" by FINRA and uses Valmark Securities exclusively, a registered broker-dealer, as its clearing agent when placing variable insurance contracts on behalf of its clients. PMIA does not otherwise hold funds or securities for or owe money or securities to customers. PMIA is a wholly-owned subsidiary of P&M Holding Group, LLP.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of Plante Moran Insurance Agency Services, LLC and PMIA II, LLC (PMIA II), a variable interest entity (VIE), collectively, the Company. Plante Moran Insurance Agency Services, LLC holds a 49% interest and is considered to be the primary beneficiary of PMIA II. The 51% equity interest attributable to the VIE not held by PMIA is reported as a noncontrolling interest in the accompanying consolidated financial statement. The noncontrolling interest is held by Valmark Securities, Inc. All significant intercompany balances and transactions have been eliminated upon consolidation. The ownership interest in PMIA and the 49% ownership interest of PMIA II, is defined as PMIA Member.

Basis of Presentation

PMIA is engaged in a single line of business as a broker-dealer, which comprises several classes of services, such as comprehensive insurance consulting and planning on behalf of its clients and the purchase of individual life, disability and long-term care insurance and the placement of those products to meet clients' needs.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

Restricted Cash

PMIA has $1,724 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

PMIA is engaged in various brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, PMIA may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is PMIA's policy to review, as necessary, the credit standing of each counterparty.

Given the nature of PMIA's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, PMIA's revenue stream does not rely on any one customer or group of customers.

PMIA had three customers that comprised approximately 60% of the unbilled work in process balance at June 30, 2013.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized insurance customer obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer and/or insurance companies.  Payments of accounts receivable are allocated to the specific invoices identified on the customer's and/or insurance company's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices.  Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. There are no accounts receivable as of June 30, 2013.

Unbilled Work in Process

Unbilled work in process consists primarily of commissions due on policies purchased by clients and consulting fees to be billed.  Amounts are stated at estimated net realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

PMIA is a Michigan Limited Liability Company and has elected to be treated as a single member LLC "partnership" for federal income tax purposes. Under this election, the taxable income or loss of PMIA is taxed directly to the member. Accordingly, PMIA records no provision for federal income taxes. The Company is no longer subject to examination by federal and state taxing authorities prior to June 30, 2009.

PMIA II is a Michigan Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of PMIA II is taxed directly to its members. Accordingly, PMIA II records no provision for federal income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3.   RELATED PARTY TRANSACTIONS

PMIA entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly owned subsidiary of P&M Holding Group, LLP, the single member of PMIA, whereby PM, PLLC will provide general business management, administrative functions, financial management, support services, and the use of facilities for the benefit of PMIA. In addition, certain employee-related expenses, legal and other expenses were paid by PM, PLLC on PMIA's behalf. The Agreement automatically renews in one year increments, unless notice of termination is given by either party.

At June 30, 2013, the due to related party consisted of the amount due to PM, PLLC related to services under the Agreement.

4.   NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, PMIA is required to maintain a minimum net capital balance, as defined, under such provisions.

PMIA's minimum capital requirement is the greater of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2013, PMIA had net capital of $683,244, which was $668,619 in excess of its required net capital of $14,625.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

4.   NET CAPITAL PROVISION OF RULE 15c3-1 (Continued)

In addition to the minimum net capital provisions, Rule 15c3-1 requires that PMIA maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2013, the ratio was 0.32 to 1.

5.   EXEMPTION FROM RULE 15c3-3

PMIA acts as an "other broker-dealer" and does not otherwise hold funds or securities for or owe money or securities to customers. PMIA operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6.   RETIREMENT PLANS

PMIA participates in a 401(k) plan and defined contribution plan administered by P&M Holding Group, LLP. These plans cover substantially all employees. Effective July 1, 2012, the 401(k) plan matching contribution equal to 50% of a participant's deferral was increased from 1 to 2% of the participant's total compensation. The defined contribution plan provides for contributions ranging from 2% to 14% of an employee's compensation, as defined.

7.   SELF-INSURANCE  ·

PMIA participates in a self-insurance medical plan administered by P&M Holding Group, LLP covering all of its eligible employees. Excess loss insurance has been purchased to provide stop loss coverage 1) on any individual claim that exceeds $200,000 in a calendar year up to $1,000,000 and 2) based on aggregate claims that exceed 125% of expected claim costs up to $1,000,000. The expected claim cost is determined based on a predetermined claim cost per participant per month. Plante & Moran, PLLC, a wholly-owned subsidiary of P&M Holding Group, LLP, has agreed to reimburse PMIA for health insurance costs to the extent that the average cost per staff for PMIA exceeds the average cost per staff for the participating self-insured group. PMIA has recorded an accrual of approximately $9,000 at June 30, 2013 for known claims and estimated claims incurred but not reported.

8.   INFORMATION ABOUT VARIABLE INTEREST ENTITIES

PMIA holds a 49% equity interest in PMIA II. PMIA II was formed for purposes of providing administrative and service bureau services to its members. PMIA II is considered to be a variable interest entity since substantially all of PMIA II's services are conducted for the benefit of PMIA. PMIA determined that it is the primary beneficiary of PMIA II because it is allocated 70% of the profits and losses of PMIA II and it has the power to direct the activities of PMIA II. As a result, PMIA II has been included in the financial statement as a consolidated variable interest entity. As of June 30, 2013, PMIA II had total assets of $6,736. Included in consolidated assets are assets totaling $6,736 that represent collateral for obligations of PMIA II. Apart from that amount, creditors and beneficial holders of PMIA II have no recourse to the assets or general credit of Plante Moran Insurance Agency Services, LLC.



# MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

*Acumen. Agility. Answers.*

WWW.MOSSADAMS.COM